OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Celanese Corporation

(Name of Issuer)

Series A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

150870 10 3

(CUSIP Number)

Chinh E. Chu
The Blackstone Group
345 Park Avenue
New York, New York 10154
(212) 583-5000
Copy to:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 150870 10 3

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 1		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 61,486,087**

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 54,468,492

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 61,486,087**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 38.8%*

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 150870 10 3

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,777,546

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 3,777,546

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,777,546

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.4%*

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 150870 10 3

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 3		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 29,614,251

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 29,614,251

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,614,251

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.7%*

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 150870 10 3

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) IV L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 61,486,087**

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 54,468,492

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 61,486,087**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 38.8%*

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 150870 10 3

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) IV-A L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 865,058

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 865,058

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 865,058

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.5%*

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 150870 10 3

1.	Name of Reporting Person: Blackstone Family Investment Partnership (Cayman) IV-A L.P		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,912,488

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 2,912,488

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,912,488

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.8%*

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 150870 10 3

1.	Name of Reporting Person: Blackstone Chemical Coinvest Partners (Cayman) L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 29,614,251

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 29,614,251

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,614,251

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.7%*

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 150870 10 3

1.	Name of Reporting Person: Blackstone Management Associates (Cayman) IV L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 94,877,884**

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 87,860,289

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 94,877,884**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 59.8%*

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 150870 10 3

1.	Name of Reporting Person: Blackstone LR Associates (Cayman) IV Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 94,877,884**

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 87,860,289

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 94,877,884**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 59.8%*

14.	Type of Reporting Person (See Instructions): OO

10

CUSIP No. 150870 10 3

1.	Name of Reporting Person: Peter G. Peterson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 94,908,661** ***

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 87,891,066***

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 94,908,661** ***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 59.9%* ** ***

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 150870 10 3

1.	Name of Reporting Person: Stephen A. Schwarzman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 94,908,661** ***

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 87,891,066***

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 94,908,661** ***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 59.9%* ** ***

14.	Type of Reporting Person (See Instructions): IN

*	The calculation of the foregoing percentage is based on 158,562,161 shares of the Issuer’s common stock outstanding as of October 26, 2005, which number was provided to the Reporting Persons by the Issuer.

**	Pursuant to the Third Amended and Restated Shareholders Agreement (the “Agreement”), dated as of October 31, 2005 and effective as of November 17, 2005 under its terms, by and among BCP 1, BCP 2 BCP 3, BACI and the Issuer, as amended by Amendment No. 1 (the “Amendment” and with the Agreement, the “3rd Shareholders’ Agreement”), dated as of November 14, 2005, by and among BCP 1, BCP 2 BCP 3, BACI and the Issuer, BACI appointed BCP 1 as BACI’s proxy to vote the 7,017,595 shares of Series A Common Stock owned by BACI. The aggregate number or percentage, as applicable, of voting shares included in row 7, 9 or 11, as applicable, includes the 7,017,595 BACI shares granted to BCP 1 by BACI pursuant to the proxy.

***	Includes 30,777 stock options exercisable for Series A Common Stock.

     This Amendment No. 4 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission on March 21, 2005 (as it may be amended from time to time, the “Schedule 13D”) with respect to the Series A Common Stock, par value $0.0001 per share (the “Series A Common Stock”) of Celanese Corporation, a Delaware corporation (the “Issuer”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 4 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
ITEM 4. PURPOSE OF TRANSACTION.
     On November 17, 2005, pursuant to the consummation of a secondary offering of the Issuer’s Series A Common Stock, BCP 1, BCP 2 and BCP 3 sold 6,889,086, 477,778 and 3,745,562 shares of Series A Common Stock, respectively, (or 11,112,426 shares in aggregate) at a price of $17.55 per share. Immediately following the sale of the 11,112,426 shares, BCP 1, BCP 2 and BCP 3 own an aggregate of 87,860,289 shares of Series A Common Stock, representing approximately 55.41% of the total outstanding shares.
     Upon the consummation of the secondary offering the 3rd Shareholders’ Agreement became effective. Under the 3rd Shareholders’ Agreement, BACI appointed BCP 1 as BACI’s proxy to vote the shares of Series A Common Stock owned by BACI in all matters to be acted upon by stockholders of the Issuer. Immediately following the consummation of the secondary offering BACI owned 7,017,595 shares of Series A Common Stock (or 4.43% of the total outstanding shares). Because of the proxy, BCP 1 has voting control of 61,486,087 shares of Series A Common Stock (or 38.78% of the total outstanding shares), and, in aggregate, BCP 1, BCP 2 and BCP 3 have voting control of 94,877,884 shares of Series A Common Stock, representing approximately 59.84% of the total outstanding shares. If the ownership of BCP 1, BCP 2 and BCP 3, combined with the number of shares subject to any such proxy from BACI, falls below 50% of the outstanding shares of Series A Common Stock, the proxy is automatically revoked pursuant to the 3rd Shareholders’ Agreement.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) and (b). The information contained on the cover pages and in Item 4 of this Schedule 13D is incorporated herein by reference.
     BCP 1 is the record owner of 54,468,492 shares of Series A Common Stock and has the direct power to dispose of such Series A Common Stock. BCP 1 has the direct power to vote 61,486,087 shares of Series A Common Stock in respect of the 54,468,492 shares it owns and the 7,017,595 shares it has direct power to vote pursuant to the proxy referred to Item 4 of this Schedule 13D. BCP 2 is the record owner of 3,777,546 shares of Series A Common Stock and has the direct power to vote and dispose of such Series A Common Stock. BCP 3 is the record owner of 29,614,251 shares of Series A Common Stock and has the direct power to vote and dispose of such Common Stock. BCP IV owns all of the equity of BCP 1 and has indirect power to direct the voting and/or disposition of the Series A Common Stock held (via ownership or proxy) by BCP 1. BCP IV-A and BCP Family collectively own all of the equity of BCP 2 and have indirect power to direct the voting and disposition of the Series A Common Stock held by BCP 2. BCP Chemical owns all of the equity of BCP 3 and has indirect power to direct the voting and disposition of the Series A Common Stock held by BCP 3. BMA is the general partner of each of the Partnerships and has indirect power to direct the voting and/or disposition of the Series A Common Stock held (via ownership or proxy) by the BCP Stockholders. BLRA is the general partner of BMA and has indirect power to direct the voting and/or disposition of the Series A Common Stock held (via ownership or proxy) by the BCP Stockholders. Peter G. Peterson and Stephen A. Schwarzman are the controlling stockholders of BLRA and have indirect power to direct the voting and/or disposition of the Common Stock held (via ownership or proxy) by the BCP Stockholders.
     BMA, as general partner of the Partnerships, BLRA, as general partner of BMA, and Peter G. Peterson and Stephen A. Schwarzman, as controlling stockholders of BLRA, may be deemed to beneficially own the shares of Series A Common Stock that the Partnerships may be deemed to beneficially own. BMA, BLRA, Peter G. Peterson and Stephen A. Schwarzman disclaims beneficial ownership of such shares.
     The Reporting Persons and BACI may be considered to have acted or to be acted or to be acting in concert with respect to the Series A Common Stock held, directly or indirectly, by them and the proxy referred to in Item 4 of this Schedule 13D, and consequently, the Reporting Persons and BACI may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act. Each of the Reporting Persons disclaim membership in any such “group” with BACI.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.
     The responses to Items 4 and 5 of this Schedule 13D are incorporated herein by reference.
3rd Shareholders’ Agreement
     The 3rd Shareholders’ Agreement provides that for so long as the BCP Stockholders hold at least twenty-five percent (25%) in voting power of all shares of the Issuer’s capital stock entitled to vote generally in the election of directors to the Board, the BCP Stockholders are entitled to nominate all nominees for election to the Board, other than directors entitled to be designated by the holders of shares of the Issuer’s outstanding preferred stock.
     References to, and descriptions of, the 3rd Shareholders’ Agreement as set forth in this Item 6 are qualified in their entirety by reference to Item 4 of this Schedule 13D and the complete copies of the Agreement and the Amendment, which are included as Exhibit 5 and 6, respectively, to this Schedule 13D and each is incorporated herein by reference.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Item 7 of the Schedule 13D is hereby amended and supplemented by the following:
     The following exhibits are added to the Schedule 13D:
5.	Third Amended and Restated Shareholders’ Agreement dated as of October 31, 2005, by and among Celanese Corporation, Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, Blackstone Capital Partners (Cayman) Ltd. 3 and BA Capital Investors Sidecar Fund, L.P.

6.	Amendment No. 1 to the Third Amended and Restated Shareholders’ Agreement dated as of October 31, 2005, by and among Celanese Corporation, Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, Blackstone Capital Partners (Cayman) Ltd. 3 and BA Capital Investors Sidecar Fund, L.P.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2005

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Director